HEADWATERS INCORPORATED

10701 South River Front Parkway, Suite 300

South Jordan, UT  84095

March 18, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:                 Melissa N. Rocha, Senior Assistant Chief Accountant

Tracie Towner, Staff Accountant

Re:                             Headwaters Incorporated

Annual Report on Form 10-K for the fiscal year ended September 30, 2013
Filed November 19, 2013

File No. 1-32459

Ladies and Gentlemen:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in Ms. Rocha’s letter dated March 4, 2014.  Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

For 10-K for the Fiscal Year Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 53

1.              You disclose in your risk factors on page 35 that you are a holding company and repayment of your indebtedness will be dependent on the cash flows of your subsidiaries and their ability to make available, by dividend, debt repayment. Please provide draft disclosure for your liquidity section to be included in future filings that state your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are subject to contractual and other restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions.

Response:

The Company will include the following disclosures in its liquidity section of Management’s Discussion in future filings:

Headwaters is a holding company and repayment of our senior secured notes and senior unsecured notes will be dependent upon cash flow generated by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise.

In the event of a default, the ABL Revolver limits the ability of the ABL borrowers, all of which are our subsidiaries, to make distributions to enable us to make payments in respect of our senior secured notes and senior unsecured notes.  There are no other significant contractual or governmental restrictions on our ability to obtain funds from our guarantor subsidiaries.

Financial Statements, page F-1

Note 3- Segment Reporting, page F-11

2.              We note your discussion of customers on page 8 that indicates you may have customers in Europe and Asia. We further note your discussion in MD&A about certain product group’s revenue. In light of this, tell us how you considered the enterprise wide disclosures that are required in paragraphs ASC 280-10-50-40 through 50-42.

Response:

ASC 280-10-50-40 addresses revenue reporting by groups of similar products and services; paragraph 41 addresses foreign-based revenues and assets; and paragraph 42 addresses reliance on major customers.

Paragraph 40: As disclosed throughout the 10-K, the Company’s light building products segment has a broadly diversified portfolio of products, including but not limited to siding and siding accessories, architectural stone, roofing products, trim board, and concrete block, used by customers primarily on the outside of residential, commercial, and industrial buildings. The light building products segment has thousands of different product offerings and dozens of product lines; however, we believe it is appropriate to view the various products and product lines as similar for the purposes of segment reporting due to their end use primarily on building exteriors. We believe the Company’s segment information (which is differentiated by products/services) for revenues as presented in our 10-K meets the requirements of ASC 280-10-50-40 in both form and substance.

Paragraph 41: As disclosed in the 10-K, the Company has foreign-based revenues and assets; however, as disclosed in Note 2 to the financial statements, revenues from sales outside the U. S. comprised less than 10% for all years presented. In fiscal year 2013, total foreign sales were 7.7% of total sales, with no country accounting for more than 4%. Total foreign-based long-lived assets comprised 3.2% of total assets.

Paragraph 42: Also as disclosed in Note 2, no customer accounted for 10% of total revenue for any period presented.

Note 17- Condensed Consolidating Financial Information, page F-43

3.              Please explain why the Parent’s net income and stockholders equity differs from “Headwaters Consolidated” net income and stockholders equity.

Response:

The Parent’s net income and stockholders’ equity does not reflect the guarantor subsidiaries’ net income; rather they are the amounts actually recorded on the general ledgers of the respective companies. An alternative sample presentation reflecting the parent’s 100% interest in the guarantor subsidiaries’ earnings has been attached hereto and will be used in future filings in lieu of our current presentation.

4.              Tell us why the guarantor subsidiaries “Investment in subsidiaries” asset balance exceeds the Parent’s similar account. Further, it is unclear how you present your investment in subsidiaries on your condensed consolidated income statements. We would expect the investment in subsidiaries to be presented under the equity method with consolidating adjustments. Refer to Rule 3-10(i)(3) and (5).

Response:

The line item “Investments in subsidiaries and intercompany accounts” includes only intercompany accounts for the guarantor subsidiaries, but this line item includes both investment in subsidiaries and intercompany accounts for the parent. An alternative sample presentation reflecting intercompany accounts and investments in subsidiaries separately, including the parent’s 100% interest in the guarantor subsidiaries’ earnings, has been attached hereto and will be used in future filings in lieu of our current presentation. Please note that we have classified all intercompany accounts (in both the current and alternative versions) as long-term due to our historical practice and current intent of not settling these accounts within the next 12 months.

5.              Your disclosure regarding your guarantor subsidiaries indicates that they are wholly- owned subsidiaries that have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Response:

As of September 30, 2013, all guarantor subsidiaries were 100% owned. In future filings, the Company will substitute “100% owned” for “wholly owned.”

*           *           *

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (801) 984-9400 or our legal counsel, Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334.

Very truly yours,

/s/ Donald P. Newman
Donald P. Newman
Chief Financial Officer

cc:                                Kirk A. Benson
Harlan M. Hatfield, Esq.
Linda C. Williams, Esq.

CONDENSED CONSOLIDATING BALANCE SHEET — September 30, 2013

	Guarantor	Parent	Eliminations and	Headwaters
(in thousands)	Subsidiaries	Company	Reclassifications	Consolidated

ASSETS

Current assets:
Cash and cash equivalents	$70,747	$4,569	$—	$75,316
Trade receivables, net	109,868			109,868
Inventories	37,383			37,383
Deferred income taxes	25,828	17,895	(29,687)	14,036
Other	6,548	732		7,280
Total current assets	250,374	23,196	(29,687)	243,883

Property, plant and equipment, net	155,499	4,120	—	159,619

Other assets:
Intangible assets, net	139,797			139,797
Goodwill	137,198			137,198
Investments in subsidiaries		282,979	(282,979)	—
Intercompany accounts and notes	360,482	637,046	(997,528)	—
Deferred income taxes	53,228	22,179	(75,407)	—
Other	22,300	21,212		43,512
Total other assets	713,005	963,416	(1,355,914)	320,507

Total assets	$1,118,878	$990,732	$(1,385,601)	$724,009

LIABILITIES AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)

Current liabilities:
Accounts payable	$21,051	$759	$—	$21,810
Accrued personnel costs	14,622	33,124		47,746
Accrued interest		16,077		16,077
Current and deferred income taxes	20,073	9,734	(29,687)	120
Other accrued liabilities	52,898	2,370		55,268
Current portion of long-term debt		7,553		7,553
Total current liabilities	108,644	69,617	(29,687)	148,574

Long-term liabilities:
Long-term debt		449,420		449,420
Income taxes	80,877	19,167	(75,407)	24,637
Intercompany accounts and notes	637,046	360,482	(997,528)	—
Other	9,332	7,636		16,968
Total long-term liabilities	727,255	836,705	(1,072,935)	491,025
Total liabilities	835,899	906,322	(1,102,622)	639,599

Stockholders’ equity (net capital deficiency):
Common stock		73		73
Capital in excess of par value	458,498	720,828	(458,498)	720,828
Retained earnings (accumulated deficit)	(175,519)	(635,972)	175,519	(635,972)
Treasury stock		(519)		(519)
Total stockholders’ equity (net capital deficiency)	282,979	84,410	(282,979)	84,410

Total liabilities and stockholders’ equity (net capital deficiency)	$1,118,878	$990,732	$(1,385,601)	$724,009

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended September 30, 2013

	Guarantor	Parent		Headwaters
(in thousands)	Subsidiaries	Company	Eliminations	Consolidated

Revenue:
Light building products	$394,324	$—	$—	$394,324
Heavy construction materials	293,000			293,000
Energy technology	15,252			15,252
Total revenue	702,576	—	—	702,576

Cost of revenue:
Light building products	283,128			283,128
Heavy construction materials	219,996			219,996
Energy technology	6,970			6,970
Total cost of revenue	510,094	—	—	510,094

Gross profit	192,482	—	—	192,482

Operating expenses:
Amortization	20,230			20,230
Research and development	7,330			7,330
Selling, general and administrative	89,148	21,363		110,511
Total operating expenses	116,708	21,363	—	138,071

Operating income (loss)	75,774	(21,363)	—	54,411

Other income (expense):
Net interest expense	(54)	(42,512)		(42,566)
Intercompany interest income (expense)	(23,434)	23,434		—
Equity in earnings of subsidiaries		47,117	(47,117)	—
Other, net	329	35		364
Total other income (expense), net	(23,159)	28,074	(47,117)	(42,202)

Income (loss) from continuing operations before income taxes	52,615	6,711	(47,117)	12,209

Income tax benefit (provision)	(4,350)	426		(3,924)

Income (loss) from continuing operations	48,265	7,137	(47,117)	8,285

Loss from discontinued operations, net of income taxes	(1,148)			(1,148)

Net income (loss)	$47,117	$7,137	$(47,117)	$7,137